Exhibit 99.1

Redactions with respect to certain portions hereof denoted with “***”

FORM OF NON-AFFILIATE LOCK-UP RELEASE AGREEMENT

This NON-AFFILIATE LOCK-UP RELEASE AGREEMENT (this “Agreement”), dated as of [____], 2024, is made by and among Logistic Properties of the Americas, a Cayman Islands exempted company (the “Company”), HC PropTech Partners III, LLC, a Delaware limited liability company (the “Sponsor”), and the Investors listed on Schedule A hereto, each of which is not an affiliate of the Company (collectively, the “Investors” and individually as an “Investor”)).1 The Company, the Sponsor and the Investors shall be referred to herein collectively as the “Parties” and individually as a “Party”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Letter Agreement (as defined below).

WHEREAS, on August 15, 2023, two, a Cayman Islands exempted company (“Two”) and LatAm Logistic Properties S.A., a company incorporated under the laws of Panama, and by execution of a joinder agreement, each of the Company, Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company, and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of the Company, entered into that certain business combination agreement (as amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”);

WHEREAS, by execution of a joinder agreement dated on or about March 27, 2023, each of the Investors (i) became a party to that certain Letter Agreement, dated March 29, 2021, by and among Two, two sponsor, a Cayman Islands company with limited liability (the “Original Sponsor”) and Two’s officers and directors (the “Letter Agreement”), solely with respect to Section 5 of the Letter Agreement, and is bound by, and subject to the restrictions set forth under, the terms and provisions of such section of the Letter Agreement as an Insider (as defined therein) solely with respect to its Assigned Securities (as defined therein), provided, however, that each Investor shall be permitted to transfer its Assigned Securities to its affiliates and as permitted by the Letter Agreement; and (ii) became a party to that certain Registration and Shareholder Rights Agreement, dated March 29, 2021, by and among two, the Original Sponsor, and other persons party thereto (the “Original Registration Rights Agreement”), and is bound by the terms and provisions of the Original Registration Rights Agreement as a Holder (as defined therein) and entitled to the rights of a Holder under the Original Registration Rights Agreement;

WHEREAS, Section 5 of the Letter Agreement provides for certain restrictions of transfer by each Investor of securities of Two, including that the Investors shall be restricted from any transfers of Two’s shares acquired by it in the Business Combination until the earliest of (A) March 27, 2025 and (B) the date following the completion of an initial Business Combination on which Two completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property (the “Lock-up Period”).

WHEREAS, as a result of the closing of the Business Combination Agreement, each share of Two has now been cancelled and converted into one ordinary share of the Company (“Ordinary Shares”);

WHEREAS, the Investors have had distributed to them Ordinary Shares of the Company that are subject to the Lock-Up; and

WHEREAS, the Parties, in exchange for the consideration set forth in this Agreement, desire to release the Investors from the Lock-Up for the Ordinary Shares held by the Investors.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Release from Lock-Up. Upon the full execution of this Agreement by the Parties, the Company shall immediately release the number of Ordinary Shares corresponding to each Investor’s name set forth on Schedule A hereto (the “Released Shares”) from the restrictions included in Section 5 of the Letter Agreement, and each Investor will not be subject to any contractual restrictions on the transfer of their respective Released Shares, as applicable, in each case, subject to the removal of the restrictive legend on the Released Shares as described in Section 2.

2. Notice to Transfer Agent. Upon full execution of this Agreement, the Company will immediately notify its transfer agent that the Released Shares are not subject to the Lock-Up or any other contractual restrictions on transfer, and instruct its transfer agent to within 2 business days of the date of this Agreement deliver (i) by email a written statement to each Investor evidencing its ownership of their respective Released Shares, free of any restrictive legend, and within 3 business days (ii) the Released Shares to the designated brokerage account of each Investor, as applicable.

3. Release of Registration Rights. Each of the Released Shares that are subject to release from contractual restrictions on transfer pursuant to this Agreement shall no longer be considered Registrable Securities under the Original Registration Rights Agreement, and each Investor shall no longer have any rights as a Holder thereunder.

4. Consideration. As consideration for the release provided for in Section 1 of this Agreement, the Investors will pay to the Company the consideration as described in Schedule B hereto which consideration will be paid in the timeframe described in Schedule B hereto.

5. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors:

(a) that this Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditor’s rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought; and

(b) that upon release from the Lock-Up as provided for herein and removal of the restrictive legend, the Released Shares will be freely tradable by the Investor corresponding to such Released Shares per Schedule A, without any limitations, contractual or otherwise.

6. Representations and Warranties of the Investors. Each Investor hereby represents and warrants to the Company:

(a) The execution, delivery and performance by such Investor of this Agreement are within the powers of such Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any law, statute, rule or regulation applicable to such Investor, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which such Investor is a party or by which such Investor is bound, and will not violate any provisions of such Investor’s organizational documents. The signature on this Agreement is genuine and this Agreement constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms.

(b) Such Investor is acting solely on its own behalf, and not on behalf of any other party.

7. Disclosure. The Company agrees to comply with applicable SEC guidance in respect of disclosure of the Agreement and the transactions contemplated hereby. The Company shall provide the Investors with all public disclosure relating to the Agreement, including any Form 6-K and any other filing that announces the Agreement, so that the Investors can ensure that such public disclosure adequately discloses the material terms and conditions of the Agreement and the transactions contemplated hereby and all material non-public information disclosed to the Investors in connection with the Agreement. The Company shall file any Form 6-K announcing the Agreement on the same day that the Agreement is fully executed by the Parties (or the next business day if the execution date is not a business day), as promptly after such execution as practicable.

8. Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when emailed during normal business hours (and otherwise as of the immediately following business day), addressed as follows:

If to the Investors: please refer to Schedule A

with a copy (which shall not constitute notice) to:

If to the Sponsor:

HC PropTech Partners III, LLC

195 US HWY 50, Suite 208

Zephyr Cove, NV 89448

Attn: Thomas D. Hennessy, CEO

Telephone No.: (310) 954-9665

Email: thennessy@hennessycapitalgroup.com

If to the Company:

Logistic Properties of the Americas

601 Brickell Key Drive

Suite 700

Miami, FL 33131

Attn: Esteban Saldarriaga; J. Paul Smith Marquez

E-mail: esteban@latamlp.com

paul@latamlp.com

with a copy (which shall not constitute notice) to:

Baker & McKenzie LLP

452 Fifth Avenue

New York, NY 10018

Attn: Joy Gallup Esq. and

Michael Fitzgerald, Esq.

Telephone No.: (212) 626 4884; (212) 626-4460

E-mail: Joy.Gallup@bakermckenzie.com;

Michael.Fitzgerald@bakermckenzie.com

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

10. Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties, and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 10 shall be null and void, ab initio.

11. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

12. Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement.

14. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

15. Jurisdiction; WAIVER OF TRIAL BY JURY. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of New York located in the Borough of Manhattan, New York City, New York or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in the Borough of Manhattan, New York City, New York, and any appellate court from any appeal thereof, in any action arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action except in such courts, (ii) agrees that any claim in respect of any such action may be heard and determined in the courts of the State of New York located in the Borough of Manhattan, New York City, New York or, to the extent permitted by law, in such federal court as provided for in this Section 15, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action in the courts of the State of New York located in the Borough of Manhattan, New York City, New York or such federal court and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action in the courts of the State of New York located in the Borough of Manhattan, New York City, New York or such federal court. Each of the Parties agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 8 of this Agreement. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE OR CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

16. Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 16 shall not be required to provide any bond or other security in connection with any such injunction.

17. Entire Agreement. This Agreement constitutes the entire agreement and understanding of the Parties hereto in respect of its subject matters and supersedes all prior understandings, agreements or representations by or among the Parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated herein.

(Signature page follows)

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Company:

Logistic Properties of the Americas

By:
Name:
Tittle:

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Sponsor:

HC PropTech Partners III, LLC

By:
Name:
Tittle:

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Investor:

By:
Name:
Tittle:

SCHEDULE A

Investor	Released Shares	Address for Notices

Redactions with respect to certain portions hereof denoted with “***”

SCHEDULE B

Within 3 business days following each 14 calendar day period beginning on the date of this Agreement, each Investor shall pay a cash fee to the Company equal to ***% of the sale price received for each Share sold by such Investor during the relevant 14 calendar day period by the Investor following removal of the Lock-Up legend as described herein until the earliest of (i) March 27, 2025 or (ii) the Release Date (as defined below). Notwithstanding the foregoing, if the closing price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after March 27, 2024, then commencing on the day following the end of the applicable 14 calendar day period (the “Release Date”), the Shares will be released from the requirements and restrictions included in this Schedule B including the covenants below.

Each Investor covenants and agrees that in no event shall it sell any Shares at a price per share below $15.00.

At the conclusion of each 14 calendar day period in which sales were made, each Investor is required to submit a trade recap to the Company via electronic mail to the Company’s notice address reflected in Section 8 of this Agreement.